UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U/A

Amendment No. 1

CURRENT REPORT PURSUANT TO REGULATION A

May 4, 2018

(Date of Report (Date of earliest event reported))

RED FISH PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

10685 B Hazelhurst Drive, # 18541, Houston, TX	77043
(Address of principal executive offices)	(ZIP Code)

(877) 382-7662

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

This Amendment to Form 1-U originally filed with the Commission on May 11, 2018 is filed solely to change the effective time for completion, (“Closing Date”) of the share exchange agreement entered into by Red Fish Properties, Inc., (the “Company” ) and Data Discovery, Inc.,(“DataD”), a Texas corporation on May 4, 2018. The Closing Date has been changed in Item 1 from on or before June 29, 2018 to on or before July 31, 2018. Other than changing the Closing Date, all other information included in the Original Report is unchanged.

 This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors.

Item 1.                Entry into a Material Definitive Agreement

On May 4, 2018, Red Fish Properties, Inc.,(the “Company” ) entered into a share exchange agreement, (“Agreement”) with Data Discovery, Inc.,(“DataD”), a Texas corporation and together the constituent corporations. DataD develops and licenses technologies that are part of DataD’s intellectual property. The Company desires DataD to create and implement a cryptotoken to be known as “Redfish cryptotoken”.

The merger Agreement was duly approved by the requisite vote of the majority shareholders of each constituent corporation by written consent in lieu of a shareholder meeting pursuant to Delaware and Texas law. A copy of the share purchase agreement is attached to the original report filed with the Commission on May 11, 2018 as Exhibit 7.1 and is incorporated herein as reference. Pursuant to the Agreement, each constituent corporation agrees to exchange a certain amount of their common shares representing a 10% ownership stake in each other. The Company has agreed to allow DataD to appoint two new board members. The Company desires to license from DataD certain privileges associated with DataD’s intellectutal property interests. The Company plans on raising capital and eventually investing $150,000 to fund DataD’s actions, enhancements and overhead to enforce and protect DataD’s intellectual property rights, and other similar or related protectable interests. The Effective time for completion of the share exchange is on or before July 31, 2018.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Red Fish Properties, Inc.

By:	/s/ Thomas N. Mahoney
Name:	Thomas N. Mahoney
Title:	President and CEO

Date:	June 22, 2018